UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.2)*

First California Financial Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

029282331
(CUSIP Number)

Alexander H. McMillan, Esq.
Loeb Offshore Management LP
61 Broadway, New York, N.Y. 10006
(212) 483-7070
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

07/26/2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	029282331

1. Name of Reporting Person	Loeb Offshore Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware

Number of	7. Sole Voting Power	-0-
Shares
Beneficially	8. Shared Voting Power	1,975,493
Owned by
Each Reporting	9. Sole Dispositive Power	-0-
Person With
	10. Shared Dispositive Power	1,975,493

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,975,493

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	6.76%

14. Type of Reporting Person	IA

CUSIP No.	029282331

1. Name of Reporting Person	Loeb Arbitrage Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York

Number of	7. Sole Voting Power	-0-
Shares
Beneficially	8. Shared Voting Power	131,857
Owned by
Each Reporting	9. Sole Dispositive Power	-0-
Person With
	10. Shared Dispositive Power	131,857

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	131,857

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.45%

14. Type of Reporting Person	IA

CUSIP No.	029282331

1. Name of Reporting Person	Loeb Arbitrage Offshore Partners Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands

Number of	7. Sole Voting Power	-0-
Shares
Beneficially	8. Shared Voting Power	1,900,830
Owned by
Each Reporting	9. Sole Dispositive Power	-0-
Person With
	10. Shared Dispositive Power	1,900,830

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	1,900,830

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	6.50%

14. Type of Reporting Person	CO

CUSIP No.	029282331

1. Name of Reporting Person	Loeb Management Holding LLC

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only
WC, OO
4. Source of Funds

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands

Number of	7. Sole Voting Power	-0-
Shares
Beneficially	8. Shared Voting Power	2,107,350
Owned by
Each Reporting	9. Sole Dispositive Power	-0-
Person With
	10. Shared Dispositive Power	2,107,350

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	2,107,350

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	7.21%

14. Type of Reporting Person	OO, HC

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock, $.001 par value, of First California Financial Group, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 3027 Townsgate Road, Suite 300, Westlake Village, Los Angeles, California, 91361.

Item 2.	Identity and Background

This statement is filed by:

(i)	Loeb Offshore Management LP (“LOM”)
(ii)	Loeb Arbitrage Management LP (“LAM”)
(iii)	Loeb Arbitrage Offshore Partners, Ltd. (“LAOP”)
(iv)	Loeb Management Holding LLC (“LMH”)

This statement relates to Shares (as defined herein) held by LAOP over which LOM has discretionary trading authority as investment adviser and for the accounts of customers of LAM and LOM as to which each has investment discretion. The general partner of LOM and LAM is Loeb Management Holding LLC, a Delaware limited liability company.  The owners of LAM and LOM are Loeb Holding Corporation and LB Partners, L.P., entities controlled by Thomas L. Kempner and Gideon J. King, respectively.  The foregoing persons are hereinafter sometimes collectively referred to as “the Reporting Persons.”   The address of the business office of each of the Reporting Persons is 61 Broadway, New York, New York 10006.

LOM and LAM are Delaware limited partnerships and registered investment advisers, doing business together as Loeb Capital Management.  LOM and LAM’s President and Chief Executive Officer is Gideon J. King. The other officers include Thomas L. Kempner, Chairman of the Board; Alexander H. McMillan, Vice President and Secretary; and Edward J. Campbell, Chief Financial Officer.   LOM is the investment manager of LAOP, a Cayman Islands exempted company. Gideon J. King, Pearse Griffith and Peter Heaps are Directors of LAOP.

Messrs. King, Kempner, McMillan and Campbell are United States citizens. Mr. Griffith is a citizen of the United Kingdom of Great Britain and Northern Ireland and Mr. Heaps is a citizen of the Republic of Ireland.  During the last five years, none of the entities or individuals named in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Common Stock was acquired by LAOP and LAM (for accounts of customers as to which LAM has investment discretion) in margin accounts maintained with J.P. Morgan Clearing Corp.

Item 4.	Purpose of Transaction

LAM, LOM and LAOP (“Loeb”) have acquired Common Stock for investment purposes.  Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).   Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Please see Exhibit 2, Letter to the Board of Directors of First California Financial Group, Inc., dated 7/26/2012.

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Persons (collectively referred to as "Loeb") may be deemed to beneficially own the number of shares of the Company's common stock representing the percentage of the Company's common stock set forth opposite the name of the Reporting Person below:

The percentages used herein are calculated based upon 29,227,764 shares of the Issuer's common stock, issued and outstanding as of May 8, 2012, the latest date for which such information is available, as reported in the Issuer's Quarterly Report on Form 10Q filed on May 10th, 2012.

	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Loeb Arbitrage Offshore Partners, Ltd. (1)	1,900,843	6.50%

Loeb Arbitrage Management, LP (2)	131,857	0.45%

Loeb Offshore Management LP	1,975,493	6.76%

Total for Loeb (3):	2,107,350	7.21%

(1)	Loeb Offshore Management LP has discretionary trading authority of the shares held by Loeb Arbitrage Offshore Partners, Ltd., as investment manager.

(2)	Common Stock purchased for the accounts of customers of Loeb Arbitrage Management LP as to which it has investment discretion.

(3)	The total amount reported by Loeb is reflected on the Cover Page for Loeb Management Holding LLC, the general partner of LOM and LAM.

(b)
As indicated above, each of the above Reporting Persons has shared power to vote or to direct the vote of, and shared power to dispose or direct the disposition of, all of the shares reported as beneficially owned by such Reporting Person.

(c)	The following purchases and sales (-) of Common Stock have been in the past sixty (60) days:

Purchases and Sales of Ordinary Shares

	Date	Shares	Average Price
Loeb Arbitrage Management LP	07/20/12	(197)	6.80
	07/02/12	4158	6.88
	07/02/12	626	6.85
	06/22/12	1577	6.91

	Date	Shares	Average Price
Loeb Offshore Management LP	07/20/12	(112)	6.80
(excluding shares purchased and sold	07/02/12	74421	6.88
for Loeb Arbitrage Offshore Partners,	07/02/12	354	6.85
Ltd. – listed below)

	Date	Shares	Average Price
Loeb Arbitrage Offshore Partners, Ltd.	07/20/12	(2841)	6.80
	07/02/12	182	6.88
	07/02/12	9020	6.85
	06/25/12	3	7.09
	06/22/12	23423	6.91

(d)
Loeb Offshore Management LP, Loeb Arbitrage Management LP and Principals of these entities expressly declare that this filing shall not be construed as an admission that each is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

(e)	Not Applicable.

All reported transactions were effected on NASDAQ.  Unless otherwise noted, all of such transactions were effected in open market transactions through various brokerage entities.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

Not Applicable.

Item 7.	Materials to be Filed as Exhibits.

1.	The Joint Filing Agreement between and among the Reporting Persons pursuant to Section 240.13d-1(k) is attached hereto as Exhibit “A”.
2.	A letter to the Board of Directors of First Califiornia Financial Group, Inc. dated July 26, 2012 is attached hereto as Exhibit “B”.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB ARBITRAGE MANAGEMENT LP
By: Loeb Management Holding LLC, its General Partner

Date: July 26, 2012	By:/s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB OFFSHORE MANAGEMENT LP
By: Loeb Management Holding LLC, its General Partner

DateJuly 26, 2012	By: /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: July 26, 2012	By:/s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB MANAGEMENT HOLDING LLC

Date: July 26, 2012	By:/s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.

LOEB ARBITRAGE MANAGEMENT LP
By: Loeb Management Holding LLC, its General Partner

Date: July 26, 2012	By: /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB OFFSHORE MANAGEMENT LP
By: Loeb Management Holding LLC, its General Partner

Date: July 26, 2012	By:/s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: July 26, 2012	By: /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB MANAGEMENT HOLDING LLC

Date: July 26, 2012	By: /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

EXHIBIT B

Letter from Gideon King, President of Loeb Capital Management to the Board of Directors of First California Financial Group, Inc.

July 26, 2012

Board of Directors
First California Financial Group, Inc.
3027 Townsgate Road, Suite 300
Westlake Village, California 91361

To the Board of Directors:

Loeb Arbitrage Management LP and Loeb Offshore Management LP, together doing business as Loeb Capital Management, and affiliated entities (collectively, “Loeb”) over which it has management discretion own approximately 2,100,000 shares of the common stock of First California Financial Group, Inc. (“FCAL” or the “Company”). We have grown increasingly frustrated with the actions of the board and management of FCAL. In our opinion, a credible cash offer has been made and shareholders have been treated to “double-talk” on many levels with respect to this springboard (a credible offer) from which to run an auction process to sell the Company to the highest bidder. At no point has FCAL simply stated that it is engaged in a process to explore strategic alternatives to maximize shareholder value. Rather, we believe shareholders have been subjected to vague press releases that give shareholders no assurance that the board takes its fiduciary duties seriously. One example of the poor quality of the Company’s communication with shareholders is the following from a press release dated May 9, 2012: “The First California Board did not believe that it was in the best interest of stockholders to grant exclusivity to PacWest [Bancorp] in the absence of satisfactory clarification of the terms and value of its proposal and taking into account the other strategic alternatives that First California may pursue, including discussion with third parties.” We view this as muddy language that avoids declaratively stating that the appropriate actions will be taken. In our view, the time for this management team to “have its cake and eat it too” is over.

We request that this board and management team do what is right and shed inclinations to entrench themselves or, at the very least, to avoid presenting an image of entrenchment to shareholders. To this point, we have given senior members of the management team and board the benefit of the doubt. In light of today’s press release, in which C.G. Kum stated, “As always, we remain steadfast in enhancing the value of the First California franchise for our customer, employee and shareholder base,” we no longer will give this management team and board the benefit of the doubt. Kum’s pointed language seems to say it best: shareholders come last. I was told by a representative of FCAL that today’s press release will somehow answer our questions about the process underway to maximize value. We will conclude very shortly that there is no such process and that management is entrenched if shareholders are not assured in the near term that FCAL will run an authentic sales process and that the Company will be sold to the highest bidder.

Once again, we ask this board and management team to move with alacrity to sell the Company to the highest bidder. Further, we request that the Company disclose the names of the members of the special committee who are responsible for overseeing the process to maximize value for owners. In our view, the non-existence of a special committee would be nearly dispositive proof that FCAL just doesn’t care about its fiduciary duties.

Unfortunately, today’s press release has constituted an adversarial relationship between the owners and operators of FCAL. We reserve the right to acquire more stock in FCAL and please be aware it is our intention to take all steps necessary or support such steps, including but not limited to the removal of directors and members of management, to make certain that a process of value maximization is executed professionally and without conflicts of interest. Members of the analyst community have warned us about the corporate governance of FCAL - please prove their harsh words wrong.

Thank you for reading this letter.

Sincerely,

/s/ Gideon King
Gideon King
President, Chief Investment Officer

/s/ Mark J. Kaplow
Mark J. Kaplow
Vice President

Contacts
Loeb Capital Management

Alexander H. McMillan, 212-483-7000